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                                                 40 King Street West, 52nd Floor
                                                            Toronto, ON  M5H 3Y2
                                                               Tel: 416 365 5123
                                                               Fax: 416 363 6622
[LOGO] KINROSS                                           Toll Free: 866-561-3636
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                                                                   PRESS RELEASE


                STATUS UPDATE ON LATE FINANCIAL STATEMENTS FILING

                     UPDATE ON ANNUAL SHAREHOLDERS' MEETING

JUNE 24, 2005... TORONTO, ONTARIO - KINROSS GOLD CORPORATION ("KINROSS" OR THE "COMPANY") (TSX-K; NYSE-KGC) provides a status update on the preparation and filing of its financial statements and related matters.

As previously disclosed, Kinross has not yet filed its financial statements, related management discussion and analysis and its annual information form as a result of the review of the accounting treatment associated with the TVX Gold/Echo Bay merger ("the merger").

Kinross and its advisors anticipate submitting a letter to U.S. and Canadian regulators early next week responding to comments on the registration statement filed by Kinross in connection with the proposed acquisition of Crown Resources Corporation. Included in the response letter are the finalized independent valuations of the assets acquired in the TVX/Echo Bay merger and related documents and opinions from independent advisors and valuators.

Kinross will begin filing audited financial statements after the regulators have issued their final comments on our accounting methodology, our auditors have signed off on our financial statements, and the financial statements have been approved by our board of directors.

The previously announced application to the Ontario Superior Court of Justice for an order extending the time for Kinross to hold its 2005 annual meeting of shareholders beyond June 30, 2005 was heard today. The postponement was sought because, until such time as the 2004 audited financial statements of Kinross are completed, Kinross is not in a position to satisfy the requirement of the Business Corporations Act (Ontario) that such financial statements be placed before the shareholders at the annual meeting. The Court granted an order extending the time for holding the annual meeting of shareholders to a date no later than December 31, 2005, subject to any further order of the Court. Kinross intends to hold its annual shareholders' meeting as soon as possible after its 2004 audited financial statements are completed and available for mailing.

We are issuing bi-weekly updates as to the status and timing which can be viewed on our website. The next update is scheduled for the week of July 8, 2005.

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For additional information, e-mail INFO@KINROSS.COM or contact:

CHRISTOPHER T. HILL                  TRACEY M. THOM
VICE PRESIDENT                       DIRECTOR, INVESTOR RELATIONS
INVESTOR RELATIONS                   AND COMMUNICATIONS
Tel.  (416) 365-7254                 Tel. (416) 365-1362


KINROSS WILL CONTINUE TO PROVIDE BI-WEEKLY STATUS UPDATES TO THE MARKET REGARDING THE PROCESS RELATING TO THE PREPARATION AND FILING OF ITS FINANCIAL STATEMENTS AND RELATED MATTERS, PURSUANT TO THE ALTERNATIVE INFORMATION GUIDELINES OF THE ONTARIO SECURITIES COMMISSION ("OSC") POLICY 57-603 AND CANADIAN SECURITIES ADMINISTRATORS STAFF NOTICE 57-301, UNTIL SUCH TIME AS KINROSS IS CURRENT WITH ITS FILING OBLIGATIONS UNDER CANADIAN SECURITIES LAWS.